UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. _5_)*

                         ACCEL International Corporation
    -----------------------------------------------------------------------
                                (Name of Issuer)

                      Common Stock, par value $0.10 per share
    ---------------------------------------------------------------------
                          (Title of Class of Securities)

                                  004299 10 3
                  ----------------------------------------------
                                 (CUSIP Number)

                        William H. Cuddy, Esq. (860) 275-0100
                                Day, Berry & Howard
                    CityPlace I, Hartford, Connecticut 06103-3499
------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                   April 17, December 15, and December 28, 1995
                  ----------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on the following pages.
Page 1 of 13 Pages

                                 SCHEDULE 13D

CUSIP NO. __ 004299 10 3 __                              Page 2 of 13 Pages


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Chase Insurance Holdings Corporation
     52-1521248___________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)/ /
                                                                     (b)/X/

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     N/A ______________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                / /

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware __________________________________________________________

          7    SOLE VOTING POWER
               1,351,454 shares (see Row 11 below)
 NUMBER OF
  SHARES  8    SHARED VOTING POWER
BENEFICIALLY   0 shares (see Row 11 below)
 OWNED BY
   EACH   9    SOLE DISPOSITIVE POWER
 REPORTING     1,351,454 shares (see Row 11 below)
  PERSON
   WITH   10   SHARE DISPOSITIVE POWER
               0 shares (see Row 11 below)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,351,454 shares (of which 812,842 shares have been loaned to American Ranger, Inc. as described herein in Item 6) except to the extent that the reporting person shares voting or dispositive power with respect to such shares by reason of the affiliations described herein.

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*
                                                                       /X/

     ______________________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW(11)
     30.4% (see Row 11 above)____________________________________

14   TYPE OF REPORTING PERSON*

     CO _______________________________________________________________

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. __ 004299 10 3 __                              Page 3 of 13 Pages

                            AMENDMENT NO.5 TO STATEMENT ON SCHEDULE 13D

        Chase Insurance Holdings Corporation hereby amends and restates, as required by Regulation 13d-2(c), its statement on Schedule 13D dated February 15, 1991 (the "Schedule 13D"), as amended by Amendment No. 1 thereto, dated December 1, 1992, and Amendment No. 2 thereto, dated February 26, 1993, and Amendment No. 3 thereto, dated December 29, 1993, and Amendment No. 4 thereto, dated February 3, 1995, with respect to the common stock, par value $0.10 per share (the "Common Stock"), of ACCEL International Corporation ("ACCEL"). The reporting person is filing this Amendment No. 5 because the percentage of its beneficial ownership of the Common Stock of ACCEL has changed as a result of its disposition of 382,000 shares of Common Stock, as detailed below in Item 5.

Item 1. Security and Issuer.

        The class of equity securities to which this Statement relates is the common stock, par value $0.10 per share (the "Common Stock") of ACCEL International Corporation ("ACCEL"), a Delaware corporation, whose principal executive offices are located at 475 Metro Place, North Dublin, Ohio 13017.

Item 2. Identity and Background.

        (a) - (c) Name: Chase Insurance Holdings Corporation (the "reporting person")

               Residence or Business Address:

               One Commercial Plaza
               Hartford, Connecticut 06103

               Present Principal Occupation or Employment:

        The reporting person is a wholly-owned subsidiary of American Ranger, Inc. ("ARI"). The common stock of ARI is 100% owned by D.T. Chase Enterprises, Inc. ("DTCE"), a holding company which invests in marketable and other securities. The reporting person invests in marketable and other securities. DTCE and ARI are described further in Item 6 below.

        The information required by subsections (a) through (c) of this Item 2 with respect to the executive officers and directors of the reporting person as of the date hereof is incorporated herein by reference to such information in Exhibit A filed herewith.

CUSIP NO. __ 004299 10 3 __                              Page 4 of 13 Pages
        (d) During the past five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the executive officers or directors of the reporting person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor has it, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. During the past five years, none of the executive officers or directors of the reporting person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, nor has any of them, as a result of any such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f) Citizenship: The reporting person is a Delaware corporation. Each of the executive officers and directors of the reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

        On December 29, 1993, in accordance with a Share Purchase Agreement dated December 23, 1993 among the reporting person, ARI and Fairfax Financial Holdings Limited ("Fairfax"), providing for the sale by the reporting person to Fairfax of all of the capital stock of Ranger Insurance Company ("Ranger"), the reporting person purchased 1,823,454 shares of Common Stock from Ranger. (Ranger had previously reported its ownership of these shares on a Statement on
Schedule 13D, and the reporting person and ARI had also previously reported their relationship to Ranger and these shares on Statements on Schedule 13D.
On March 17, 1993, DTCE acquired all of the issued and outstanding capital
stock of ARI.)   Ranger sold the 1,823,454 shares of Common Stock to the
reporting person in partial consideration of a non-interest bearing demand promissory note in the principal amount of $72,443,515, payable on the earlier of the Closing Date of the sale of Ranger's capital stock to Fairfax and January 31, 1994. In order to secure this note, the reporting person collaterally assigned and transferred and granted to Ranger a security interest in the 1,823,454 shares of Common Stock along with other investments. On January 6, 1994, the reporting person sold the capital stock of Ranger to an affiliate of Fairfax, and the promissory note was paid and the collateral assignment and security agreement ceased to be effective. (As of that date the Stock Purchase Agreement and Ranger's agreement on voting a portion of the 1,823,454 shares of Common Stock referred to in previous statements on Schedule 13D were also terminated.) On January 1, 1994, Ranger sold $606,000 principal

CUSIP NO. __ 004299 10 3 __                              Page 5 of 13 Pages
amount of Redeemable Subordinated Notes due July 31, 2000 of ACCEL to the reporting person pursuant to a Note Purchase and Security Agreement in consideration of a promissory note of the reporting person in the principal amount of $606,000, which the reporting person secured by granting Ranger a security interest in 150,000 shares of Common Stock. On December 29, 1995, the reporting person repaid the $606,000 note to Ranger in full and the pledged shares were returned.

Item 4. Purpose of Transaction.

        The reporting person is holding the 1,351,454 shares of Common Stock it owns of record for purposes of investment. Based on its going evaluation of the business, prospects and financial condition of ACCEL, the market for and price of the Common Stock, other opportunities available to it, offers for its shares of Common Stock, general economic conditions and other future developments, the reporting person may decide to sell or seek the sale of all or part of its present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock either in the open market, in private transactions, or by any other permissible means.

        Other than the above, as of the date hereof, the reporting person has no plans or proposals that relate to or would result in any of the following:

               (a) The acquisition by any person of additional securities of ACCEL, or the disposition of securities of ACCEL;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving ACCEL or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of ACCEL or of any of its subsidiaries;

               (d) Any change in the present board of directors or management of ACCEL, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e) Any material change in the present capitalization or dividend policy of ACCEL;

               (f) Any other material change in ACCEL's business or corporate structure;

CUSIP NO. __ 004299 10 3 __                              Page 6 of 13 Pages
               (g) Changes in ACCEL's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of ACCEL by any person;

               (h) Causing a class of securities of ACCEL to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of ACCEL becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

               (j)     Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a)(i) As of the date hereof, the reporting person owns of record and beneficially 1,351,454 shares of Common Stock, or 30.4% of the 4,446,432 shares of Common Stock outstanding as of October 31, 1995, except to the extent that the reporting person may be deemed to have temporarily transferred beneficial ownership of 812,842 shares of Common Stock to ARI as described herein in Item 6.

        (ii) In accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that it is, for the purposes of Section 13(d) or
Section 13(g) of the Exchange Act, the beneficial owner of any of the (i) 2,140 shares of Common Stock, or less than 0.1% of the shares of Common Stock outstanding as of October 31, 1995, owned by Sandra M. Chase, the spouse of Arnold L. Chase or (ii) 382,000 shares of Common Stock, or 8.6% of the shares of Common Stock outstanding as of October 31, 1995 owned by Rhoda Chase, the spouse of David T. Chase.

        (b) The reporting person has sole power to vote, direct the voting of, dispose of, or direct the disposition of, the 1,351,454 shares of Common Stock owned by it, except to the extent that the reporting person shares voting or dispositive power with respect to such shares with DTCE and ARI by reason of the affiliations described herein and except to the extent that the reporting person may be deemed to have temporarily transferred sole voting and dispositive powers with respect to 812,842 shares to ARI as described herein in
Item 6.

        (c) Besides the following transaction, no transactions occurred during the past sixty days:

CUSIP NO. __ 004299 10 3 __                              Page 7 of 13 Pages

                                  Price     Number    Where and How
            Character of           Per        of     Transaction Was
Date        Transaction           Share     Shares      Effected

4/17/95    Disposition by the    $2.00      210,000   Private Sale
           reporting Person

12/15/95   Disposition by the    $2.50      125,000   Private Sale
           reporting Person

12/28/95   Disposition by the    $2.375      47,000   Private Sale
           reporting person

        (d) As described in greater detail in Item 6, ARI may be deemed to have the right during the term of the Letter Agreement (as defined herein) to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 812,842 shares of Common Stock loaned by the reporting person to ARI.

        (e)    Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        David T. Chase, his daughter, Cheryl Chase Freedman, and his son, Arnold L. Chase, are the directors and executive officers of the reporting person, the directors and three of the executive officers of DTCE and the directors and executive officers of ARI. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold L. Chase (9.34%), Cheryl Chase Freedman (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl Chase Freedman's children and two trusts for the benefit of Cheryl Chase Freedman, her spouse and/or her children of which Stanley N. Bergman and Cheryl Chase Freedman are co-trustees (19.61% in the aggregate).

        On January 6, 1994, the reporting person pledged 1,673,454 shares of Common Stock to Delaware National Investments Limited Partnership ("Delaware National"), an affiliate of the reporting person, to secure revolving loans. Delaware National released the 1,673,454 shares of Common Stock pledged to it on June 30, 1994, at which time the reporting person loaned 812,842 shares of Common Stock (the "Borrowed Securities") to ARI pursuant to a letter agreement

CUSIP NO. __ 004299 10 3 __                              Page 8 of 13 Pages
(the "Letter Agreement") dated June 30, 1994, between the reporting person and ARI. Under the terms of the Letter Agreement, ARI has full use of the Borrowed Securities, including the right to sell, pledge or otherwise transfer or encumber the Borrowed Securities, until termination of the Letter Agreement. In exchange for the reporting person's lending the Borrowed Securities to ARI, ARI is to pay the reporting person quarterly a service fee equal to six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days the Letter Agreement is in effect. In addition, ARI is to pay to the reporting person any cash dividends or distributions declared on the Common Stock during the term of the Letter Agreement. Upon the termination of the Letter Agreement, ARI is to deliver to the reporting person securities that are identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which ACCEL makes during the term of the Letter Agreement. The Letter Agreement is to terminate January 15, 1997 unless terminated sooner by one of the parties pursuant to the terms of the Letter Agreement.

        Other than the foregoing and the pledges and Note Purchase and Security Agreement referred to in Item 3, the reporting person knows of no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any other person with respect to any securities of ACCEL including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

        The reporting person has not agreed to act together with any of the foregoing persons or with any other person or entity for the purpose of acquiring, holding, voting or disposing of shares of Common Stock and the reporting person disclaims membership in any "group" with respect to the Common Stock for purposes of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b)(1) adopted thereunder.

Item 7. Material to be Filed as Exhibits.

      A.   Identity and Background of Executive
           Officers and Directors............................Page 10

      B.   Stock Loan Agreement Dated June 30, 1994..........Page 11

      C.   Stock Purchase Agreement
           Dated December 29, 1993...........................Previously Filed

CUSIP NO. __ 004299 10 3 __                              Page 9 of 13 Pages


        D.   Non-Interest Bearing Promissory Note
             Dated December 29, 1993.........................Previously Filed

        E.   Collateral Assignment and Security Agreement
             Dated as of December 30, 1993...................Previously Filed

        F.   Note Purchase and Security Agreement
             Dated January 1, 1994...........................Previously Filed

        G.   Promissory Note Dated January 1, 1994...........Previously Filed

        H.   Revolving Loan Note (Secured)
             Dated as of January 6, 1994.....................Previously Filed

        I.   Loan and Security Agreement
             Dated as of January 6, 1994.....................Previously Filed

CUSIP NO. __ 004299 10 3 __                              Page 10 of 13 Pages


                                             SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the reporting person certifies that the information set forth in this statement is true, complete and correct.

Date:   January 5, 1996      Chase Insurance Holdings Corporation



                              By /s/Cheryl Chase Freedman
                              Name:  Cheryl Chase Freedman
                              Title: Executive Vice President

CUSIP NO. __ 004299 10 3 __                              Page 11 of 13 Pages


                                                                EXHIBIT A
                                      IDENTITY AND BACKGROUND OF DIRECTORS AND EXECUTIVE OFFICERS
                                                                   OF
                                                  CHASE INSURANCE HOLDINGS CORPORATION


                                                                               Aggregate #    Percentage
                                                            Titles At        of Shares of      of Common
               Residence or        Principal Occupation   Chase Insurance         Common        Stock
Name           Business Address        or Employment    Holdings Corporation    Stock Owned     Owned

David          c/o Chase             Chairman of the        Chairman of the    382,000*           8.6%*
T.             Enterprises           Board of               Board of
Chase          One Commercial        Directors and          Directors,
               Plaza                 President,             President and
               Hartford, CT          Chase                  Treasurer
               06103                 Enterprises

Arnold         c/o Chase             Executive Vice         Director,             None                0
L.             Enterprises           President,             Executive
Chase          One Commercial        Chase                  Vice President
               Plaza                 Enterprises
               Hartford, CT
               06103

Cheryl         c/o Chase             Executive Vice         Director,             None                0
Chase          Enterprises           President,             Executive Vice
Freedman       One Commercial        Chase                  President and
               Plaza                 Enterprises            Secretary
               Hartford, CT
               06103



* Shares held by spouse with respect to which David T. Chase disclaims beneficial ownership.

CUSIP NO. __ 004299 10 3 __                              Page 12 of 13 Pages


                                                      EXHIBIT B

CHASE INSURANCE HOLDINGS CORPORATION
C/O CHASE ENTERPRISES, ONE COMMERCIAL PLAZA
HARTFORD, CT  06103


                                                     June 30, 1994

American Ranger, Inc.
C/O Chase Enterprises
One Commercial Plaza
Hartford, CT  06103

Re:  Loan of Common Stock of ACCEL International Corporation

        This letter will set forth and confirm the agreement entered into between American Ranger, Inc. ("Borrower") and Chase Insurance Holdings Corporation ("Lender") regarding shares of common stock of ACCEL International Corporation (the "Company").

        1. Lender hereby confirms that it has loaned to Borrower 812,842 shares of the common stock, par value $.10 per share, of the Company ("Borrowed Securities").

        2. Until this Agreement is terminated, Borrower shall have the full use of the Borrowed Securities including the right to sell, pledge or otherwise transfer or encumber such securities to others.

        3. Upon the termination of this Agreement, Borrower shall deliver to Lender securities identical in kind and amount to the Borrowed Securities and including all dividends and distributions in the form of stock, rights, warrants or other securities which the Company has made during the term of this Agreement with respect to the Borrowed Securities. During the term of this agreement and from time to time but in no event later than ten (10) days after the date of any distributions, Borrower shall pay over to Lender in cash the amount of any cash dividends or distributions made by the Company respecting the Borrowed Securities. In the event of a recapitalization, stock split or other exchange by the Company with respect to the Borrowed Securities, the exchanged or newly issued shares shall be deemed identical in kind to the Borrowed Securities.

        4. Borrower agrees to pay Lender a service fee for the use of the Borrowed Securities. The service fee shall be six percent (6%) per annum of the average monthly market value of the Borrowed Securities pro rated over the number of days this Agreement is in effect. Such fee shall be due and payable quarterly on the fifteenth (15th) day of each July, October, January and April for which this Agreement is in effect.

        5. Upon demand, Borrower will secure its obligations under this agreement by delivering the Lender marketable securities, or other property

CUSIP NO. __ 004299 10 3 __                              Page 13 of 13 Pages
having a market value of at least one hundred and five percent (105%) of the market value of the Borrowed Securities. Such transfer of property as security shall be accompanied by such instruments and documents as shall be adequate to provide Lender with a good and valid security interest therein. The said security interest shall give Borrower the right to substitute collateral. Except in the event of default by Borrower, Lender shall not have any right to sell or otherwise dispose of the collateral.

        6. Lender and Borrower agree that the loan of the Borrowed Securities shall not reduce Lender's risk of loss or opportunity for gain respecting the Borrowed Securities.

        7. Borrower and Lender agree that they shall maintain their respective books and records with respect to the Borrowed Securities to reflect the transfer of said securities under this Agreement; to record any obligation that may arise with respect to any dividends or distributions respecting the Borrowed Securities which may be made by the Company; to record the transfer of any property or cash in satisfaction of any dividend or distribution obligation; and to record the transfer of stock in whole or partial satisfaction of the obligation respecting return of the Borrowed Securities. Borrower and Lender further agree that they will, upon reasonable request, confirm to the other or any auditors of the other their respective obligations with respect to the Borrowed Securities. The obligation hereunder regarding the records of the parties shall also apply with respect to any collateral which may be transferred to secure Borrower's obligation.

        8. Unless otherwise sooner terminated as herein provided, this Agreement shall terminate on January 15, 1997. Borrower reserves the right to terminate this Agreement by return of the Borrowed Securities upon two
(2) days' notice to Lender. Such right of termination shall be exercisable in whole or in part. Lender reserves the right to terminate this agreement on written notice to Borrower of five (5) business days, at which time Borrower shall fulfill its obligations to Lender as provided in paragraph 3 hereof.

        9. This Agreement shall be binding upon the respective successors and assigns of Lender and Borrower.

        Please confirm that the foregoing sets forth our understanding regarding the Borrowed Securities by signature below.

                                      Very truly yours,

                                      Chase Insurance Holdings Corporation


                                      /s/ Cheryl Chase Freedman
                                      Cheryl Chase Freedman
                                      Executive Vice President

THE FOREGOING IS HEREBY
CONFIRMED AND AGREED TO:
BY: American Ranger, Inc.



Cheryl Chase Freedman
Executive Vice President